October 15, 2010
VIA EDGAR AND FEDEX
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Promotora de Informaciones, S.A. Amendment No. 5 to Form F-4 Filed on October 15, 2010 File No. 333-166653
Dear Mr. Spirgel:
     With this letter, Promotora de Informaciones, S.A. (“Prisa”) is filing via EDGAR Amendment No. 5 (“Amendment No. 5”) to the above captioned Registration Statement on Form F-4 (the “Registration Statement”), and Liberty Acquisition Holdings Corp. (“Liberty”) is filing via EDGAR revised preliminary proxy materials on Schedule 14A, to provide supplemental and/or revised disclosure in response to Comments No. 1, 2, 6, 7, 8 and 9 of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated October 8, 2010 with respect to the above-captioned Registration Statement.
     The Registration Statement has been amended to add additional and prominent disclosure highlighting that it is possible that Liberty’s stockholders could attempt to bring claims against Liberty on the basis that some aspects of the business combination are inconsistent with the disclosure contained in the prospectus issued by Liberty in connection with its initial public offering.
     The Registration Statement has also been amended to file as exhibits the material that was presented to Liberty’s Board at the February 24, 2010, the April 19, 2010 and the May 7, 2010 meetings.
     Supplementally, Prisa and Liberty are delivering to John Zitko of the Division of Corporation Finance (i) five copies of a version of Amendment No. 5 that has been marked by the financial printers to show the changes since the filing of Amendment No. 4 to the Registration Statement filed on October 13, 2010, and (ii) five copies of a version of Amendment No. 5 that has been marked by the financial printers to show the changes since the filing of Amendment No. 3 to the Registration Statement filed on September 30, 2010.

     If you have any questions, please do not hesitate to contact Adam O. Emmerich, at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or his colleague, Nancy B. Greenbaum, at (212) 403-1339 (telephone) or (212) 403-2339 (fax), of Wachtell, Lipton, Rosen & Katz, counsel to Prisa, or Alan I. Annex, at (212) 801-9323 (telephone) or (212) 801-6400 (fax), or his colleague, Jason T. Simon, at (703) 749-1386 (telephone) or (703) 749-1301 (fax), of Greenberg Traurig, LLP, counsel to Liberty.
Sincerely,

/s/ Alan I. Annex	/s/ Adam O. Emmerich

Alan I. Annex	Adam O. Emmerich
Greenberg Traurig, LLP	Wachtell, Lipton, Rosen & Katz

cc:	Juan Luis Cebrián, Promotora de Informaciones, S.A.
Iñigo Dago Elorza, Promotora de Informaciones, S.A.
Jared Bluestein, Liberty Acquisition Holdings Corp.
Matias Cortés Domínguez, Cortés Abogados
Javier Ybáñez Rubio, Garrigues